Exhibit 12.2
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(in 000s except ratio data)
Earnings

Earnings from continuing operations
before non-controlling interest	$10,240	$11,319	$19,267	$(84,356)	$(70,037)	$3,560
Interest expense	7,391	15,427	15,024	16,347	21,542	30,957
Equity investment adjustment (1)	3,875	25,850	7,278	110,360	83,797	(1,575)
Amortization expense debt cost	260	594	351	317	496	528

Total	$21,766	$53,190	$41,920	$42,668	$35,798	$33,470

Fixed Charges

Interest expense	$7,391	$15,427	$15,024	$16,347	$21,542	$30,957
Capitalized interest expense	-	-	-	-	-	-
Preferred dividends	3,712	924	288	147	-	-
Amortization expense debt costs	260	594	351	317	496	528

Total	$11,363	$16,945	$15,663	$16,811	$22,038	$31,485

Ratio	1.92	3.14	2.68	2.54	1.62	1.06
Deficiency	–	–	–	–	–	–

(1) Such balances are comprised of adjustments to eliminate earnings from preferred equity investments and equity in earnings of equity investments and to add distributions from preferred equity investments and equity investments, exclusive of return of capital distributions.